Ex-12.1
                      Computation of ratios of the Company


                              9 months 1997       Actual 1996       Actual 1995

Earnings:
Net income                        $46,790           $43,526           $29,153
Interest expense                  $11,604            $8,244            $3,004
Amortization of debt expense         $466              $361              $903
Total earnings                    $58,860           $52,131           $33,060

Fixed Charges
Interest expense                  $11,604            $8,244            $3,004
Capitalized interest               $1,331              $965              $532
Amortization of debt expense         $466              $361              $903
Total fixed charges               $13,401            $9,570            $4,439
Ratio                                4.39              5.45              7.45